Exhibit 99.1
Dole plc Announces Sale of its Port in Guayaquil, Ecuador to Terminal Investment Limited

Dublin – December 15, 2025

Dole plc (NYSE: DOLE) (“Dole” or the “Company”) has today announced that certain of its subsidiaries have entered into several agreements that when completed will result in the sale of Dole’s port and port operations in Guayaquil, Ecuador to Terminal Investment Limited Holding S.A., (the “Buyer”).

Post completion, Dole will continue to utilize the port pursuant to an agreement with the Buyer to provide port terminal services, including the loading and discharging of containers.

The sale is subject to regulatory clearance in Ecuador. The estimated net proceeds from the sale will be approximately $75 million in cash, after costs and customary transaction completion adjustments.

About Dole plc:

A global leader in fresh produce, Dole plc grows, markets, and distributes an extensive variety of fresh produce sourced locally and from around the world. Dedicated and passionate in exceeding our customers’ requirements in over 85 countries, our goal is to make the world a healthier and a more sustainable place.

Forward-looking information
Certain statements made in this disclosure that are not historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are based on management’s beliefs, assumptions and expectations of the Company’s future economic performance, considering the information currently available to management. These statements are not statements of historical fact. The words “believe,” “may,” “could,” “will,” “should,” “would,” “anticipate,” “estimate,” “expect,” “intend,” “objective,” “seek,” “strive,” “target” or similar words, or the negative of these words, identify forward-looking statements. The inclusion of this forward-looking information should not be regarded as a representation by the Company or any other person that the future plans, estimates or expectations contemplated by the Company will be achieved. Such forward-looking statements are subject to various risks and uncertainties and assumptions relating to the Company’s operations, financial results, financial condition, business prospects, growth strategy and liquidity. Accordingly, there are, or will be, important factors that could cause the Company’s actual results to differ materially from those indicated in these statements. Factors that could cause or contribute to such differences include (i) the parties’ inability to close the transaction in a timely manner or at all due to the failure to satisfy conditions to the closing, including the satisfaction of all requirements under the laws of Ecuador, (ii) uncertainties as to the timing of closing the transaction, (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive agreement relating to the transaction, (iv) risks related to disruption of management’s attention from the Company’s ongoing business operations, (v) the effect of the announcement or pendency of the transaction on the Company’s relationships with its customers, operating results and business generally, (vi) the outcome of any legal proceedings to the extent initiated against the Company, the “Buyer”, Terminal Investment Switzerland SÀRL, or others related to the transaction, (vii) the ability of the Company to execute on its strategy and achieve its goals and other expectations after the closing, (viii) legislative, regulatory and economic developments and (ix) those other matters disclosed in the Company’s filings with the U.S. Securities and Exchange Commission. If one or more of these or other risks or uncertainties materialize, or if the Company’s underlying assumptions prove to be incorrect, the Company’s actual results may vary materially from what the

Company may have expressed or implied by these forward-looking statements. The Company cautions that you should not place undue reliance on any of the Company’s forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and the Company does not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made except as required by the federal securities laws.

Investor Contact Dole plc:
James O’Regan, Head of Investor Relations
investors@doleplc.com
+353 1 887 2794

Media Contact Dole plc:
William Goldfield
william.goldfield@dole.com
818-874-4647

Brian Bell, Ogilvy
brian.bell@ogilvy.com
+353 87 2436 130

Category: Financial